UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [ ]   MERGER

      [ ]   LIQUIDATION

      [X]   ABANDONMENT OF REGISTRATION

            (Note: Abandonments of Registration answer ONLY question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY

            (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: WASHINGTON NATIONAL INSURANCE COMPANY VARIABLE ACCOUNT B

3.    Securities and Exchange Commission File No.: 811-02969

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application      [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            11815 N. PENNSYLVANIA STREET
            CARMEL, IN 46032-5424

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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            RON JACKSON, ESQUIRE
            11815 N. PENNSYLVANIA STREET, K2L
            CARMEL, IN 46032
            TELEPHONE (317) 817-3650

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the "Act") [17 CFR 270.31a-1, .31a-2]:

            WASHINGTON NATIONAL LIFE INSURANCE COMPANY
            ATTN: NORMA BASS-SMITH
            11815 N. PENNSYLVANIA STREET
            CARMEL, IN 46032
            TELEPHONE (317) 817-2525

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE
            THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [ ]   Management company;

      [X]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]   Open-end                 [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

            TEXAS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: NONE

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: NONE

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13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

            WASHINGTON NATIONAL INSURANCE COMPANY
            11815 N. PENNSYLVANIA STREET
            CARMEL, IN 46032-5424
            TELEPHONE (317) 817-6300

      (b)   Trustee's name(s) and address(es): NONE

13. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      [X] Yes           [ ] No

      If Yes, for each UIT state:

      Name(s):  WASHINGTON NATIONAL INSURANCE COMPANY VARIABLE ACCOUNT B

      File No.: 811-02969

      Business Address:

14.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X] Yes           [ ] No

      If Yes, state the date on which the board vote took place: 11/2/2007

      If No, explain:

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [ ] Yes           [X] No

      If Yes, state the date on which the shareholder vote took place:

      If No, explain:

            AS DISCUSSED BELOW, THE FUND (WASHINGTON NATIONAL INSURANCE COMPANY SEPARATE ACCOUNT B) HAS CEASED TO BE AN INVESTMENT COMPANY AS A RESULT OF CIRCUMSTANCES THAT DID NOT REQUIRE ANY SHAREHOLDER OR SECURITYHOLDER APPROVAL.

            WASHINGTON NATIONAL INSURANCE COMPANY SEPARATE ACCOUNT B ("ACCOUNT B") IS A SEPARATE ACCOUNT OF WASHINGTON NATIONAL INSURANCE COMPANY

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            ("WASHINGTON NATIONAL"). ACCOUNT B'S SOLE PURPOSE IS TO SUPPORT
            CERTAIN VARIABLE ANNUITY CONTRACTS (THE "ACCOUNT B CONTRACTS") THAT WERE ISSUED BY WASHINGTON NATIONAL IN 1988 OR EARLIER. THE OFFERING OF ACCOUNT B CONTRACTS WAS TERMINATED AFTER 1988, AND WASHINGTON NATIONAL HAS NOT PERMITTED ANY OWNERS OF ACCOUNT B CONTRACTS TO MAKE ADDITIONAL PURCHASE PAYMENTS SINCE THAT TIME. THUS, NO ACCOUNT B CONTRACTS HAVE BEEN ISSUED AND NO ADDITIONAL INVESTMENTS IN ACCOUNT B HAVE BEEN MADE FOR APPROXIMATELY 20 YEARS.

            SINCE 1988, THEREFORE, THE NUMBER OF OUTSTANDING ACCOUNT B CONTRACTS HAS DECLINED AS A RESULT OF SURRENDERS BY OWNERS OF THEIR ACCOUNT B CONTRACTS AND DEATHS OF OWNERS OR ANNUITANTS UNDER THEIR ACCOUNT B CONTRACTS. ACCOUNT B HAS NO SECURITYHOLDERS OTHER THAN OWNERS OF ACCOUNT B CONTRACTS, AND THERE ARE NOW ONLY 48 BENEFICIAL OWNERS OF SUCH CONTRACTS. FOR THAT REASON, AND BECAUSE ACCOUNT B IS NOT MAKING AND CURRENTLY DOES NOT PROPOSE TO MAKE A PUBLIC OFFERING OF THE ACCOUNT B CONTRACTS (OR ANY OTHER SECURITIES) WITHIN THE MEANING OF
            SECTION 3(C)(1) OF THE ACT, ACCOUNT B IS NOW EXCLUDED BY THAT SECTION FROM THE DEFINITION OF AN INVESTMENT COMPANY.

            NONE OF THE FOREGOING CIRCUMSTANCES HAS REQUIRED SHAREHOLDER OR SECURITYHOLDER APPROVAL UNDER THE TERMS OF THE ACCOUNT B CONTRACTS OR APPLICABLE LAW. NOR DO THE TERMS OF THE ACCOUNT B CONTRACTS OR APPLICABLE LAW REQUIRE SHAREHOLDER OR SECURITYHOLDER APPROVAL IN ORDER FOR WASHINGTON NATIONAL TO CAUSE ACCOUNT B NO LONGER TO BE REGISTERED UNDER THE ACT OR TO OPERATE (AS DISCUSSED IN THE RESPONSE TO QUESTION 25 BELOW) WHILE NOT SO REGISTERED.

            PROMPTLY AFTER RECEIPT OF THE ORDER REQUESTED BY THIS APPLICATION, WASHINGTON NATIONAL WILL BY MAIL DELIVER A WRITTEN DOCUMENT TO ACCOUNT B'S SECURITYHOLDERS THAT WILL INCLUDE DISCLOSURE THAT THE ORDER HAS BEEN ISSUED; THAT, CONSEQUENTLY, CERTAIN LEGAL PROTECTIONS AFFORDED TO SECURITYHOLDERS OF AN INVESTMENT COMPANY REGISTERED UNDER THE ACT NO LONGER APPLY TO SUCH ACCOUNT B SECURITYHOLDERS; THAT, NEVERTHELESS, THE TERMS AND CONDITIONS OF SUCH SECURITYHOLDER'S ACCOUNT B CONTRACTS HAVE NOT CHANGED; AND THAT WASHINGTON NATIONAL CONTINUES TO BE RESPONSIBLE FOR SATISFYING ALL OF THE OBLIGATIONS TO SUCH SECURITYHOLDERS UNDER THOSE CONTRACTS.

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II.   DISTRIBUTIONS TO SHAREHOLDERS

15. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [ ] Yes     [ X ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

      (b)   Were the distributions made on the basis of net assets?

            [ ] Yes     [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [ ] Yes     [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   LIQUIDATIONS ONLY:
            Were any distributions to shareholders made in kind?

            [ ] Yes     [ ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

16.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [ ] Yes     [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

17.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [ ] Yes     [ ] No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

18. Are there any shareholders who have not yet received distributions in complete

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      liquidation of their interests?

      [ ] Yes     [ ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

19. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

      [ ] Yes     [ ] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ] Yes     [ ] No

20. Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ] Yes     [ ] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

21.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

            (iv)  Total expenses (sum of lines (i)-(iii) above):

      (b)   How were those expenses allocated?

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      (c)   Who paid those expenses?

      (d)   How did the fund pay for unamortized expenses (if any)?

22. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes     [ ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

23.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes     [ ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

24. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [X] Yes           [ ] No

      If Yes, describe the nature of the extent of those activities:

            As NOTED IN RESPONSE TO QUESTION 15(B), ACCOUNT B IS NOT MAKING AND DOES NOT PRESENTLY PROPOSE TO MAKE A PUBLIC OFFERING OF ITS SECURITIES. ACCOUNT B INTENDS TO OPERATE AS A SEPARATE ACCOUNT NOT REGISTERED UNDER THE ACT IN RELIANCE ON SECTION 3(C)(1) OF THE ACT UNTIL ACCOUNT B HAS NO SECURITIES REMAINING OUTSTANDING (I.E., UNTIL NO ACCOUNT B CONTRACTS REMAIN THAT ARE SUPPORTED BY ACCOUNT B).

            IN THIS CONNECTION, OWNERS OF ACCOUNT B CONTRACTS HAVE THE OPTION OF HAVING THE VALUE OF THEIR CONTRACTS ALLOCATED TO SHARES OF ONE OR MORE SERIES OF AN OPEN-END MANAGEMENT INVESTMENT COMPANY ("UNDERLYING FUNDS") THAT ARE REGISTERED UNDER THE ACT AND WHOSE SHARES ARE REGISTERED UNDER THE SECURITIES ACT OF 1933. DEREGISTRATION OF ACCOUNT B WILL NOT AFFECT SUCH REGISTRATION OF THE UNDERLYING FUNDS OR THEIR SHARES. IT HAS BEEN WASHINGTON NATIONAL'S PRACTICE TO PROVIDE (OR ARRANGE FOR AN ADMINISTRATOR TO PROVIDE) OWNERS OF ACCOUNT B CONTRACTS (ON A CONTINUING BASIS) WITH CURRENT PROSPECTUSES FOR THE RELEVANT UNDERLYING FUND SHARES, WITH CURRENT ANNUAL AND SEMI-ANNUAL REPORTS TO SHAREHOLDERS AS TO THE RELEVANT UNDERLYING FUNDS SHARES, AND WITH ANY SHAREHOLDER VOTING ("PROXY") MATERIALS WITH RESPECT TO THE RELEVANT UNDERLYING FUND SHARES. WASHINGTON NATIONAL INTENDS TO CONTINUE TO PROVIDE (OR ARRANGE FOR AN ADMINISTRATOR TO PROVIDE) OWNERS OF

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            ACCOUNT B CONTRACTS WITH ALL OF THESE ITEMS, AND TO CONTINUE TO
            AFFORD SUCH OWNERS THE OPPORTUNITY TO GIVE INSTRUCTIONS AS TO HOW ANY UNDERLYING FUND SHARES ATTRIBUTABLE TO THEIR CONTRACTS SHOULD BE VOTED AND HOW THE VALUES IN THEIR CONTRACTS ARE ALLOCATED AMONG THE AVAILABLE UNDERLYING FUNDS.

            WASHINGTON NATIONAL WILL REMAIN RESPONSIBLE FOR PERFORMING ALL OBLIGATIONS TO OWNERS UNDER THE TERMS OF THEIR ACCOUNT B CONTRACTS. ACCOUNT B DOES NOT INTEND TO INVEST IN ANY SECURITIES OTHER THAN UNDERLYING FUND SHARES, AS DISCUSSED ABOVE. MOREOVER, ACCOUNT B WILL AT ALL TIMES CONTINUE TO BE OPERATED IN THE MANNER CONTEMPLATED BY RULE 0-L(E)(L) AND (2) UNDER THE ACT (NOTWITHSTANDING THAT, WHEN IT IS NO LONGER REGISTERED UNDER THE ACT, THERE WILL BE NO LEGAL NEED FOR ACCOUNT B TO COMPLY WITH RULE 0-L(E)(L) AND (2)). SPECIFICALLY,
            (1) ACCOUNT B WILL CONTINUE TO BE AN ACCOUNT ESTABLISHED AND MAINTAINED BY A REGULATED INSURANCE COMPANY UNDER WHICH INCOME, GAINS AND LOSSES, WHETHER OR NOT REALIZED, FROM ASSETS ALLOCATED TO ACCOUNT B ARE, IN ACCORDANCE WITH THE ACCOUNT B CONTRACTS, CREDITED TO OR CHARGED AGAINST ACCOUNT B WITHOUT REGARD OTHER INCOME, GAINS OR LOSSES OF THE INSURANCE COMPANY, (2) ACCOUNT B WILL, AT THE TIMES WHEN WASHINGTON NATIONAL MAKES RESERVE ADJUSTMENTS, HAVE A VALUE AT LEAST EQUAL TO WASHINGTON NATIONAL'S RESERVES AND OTHER LIABILITIES WITH RESPECT TO ACCOUNT B, AND, AT ALL OTHER TIMES, WILL HAVE A VALUE APPROXIMATELY EQUAL TO OR IN EXCESS OF SUCH RESERVES AND LIABILITIES, AND (3) THAT PORTION OF ACCOUNT B'S ASSETS HAVING A VALUE EQUAL TO SUCH RESERVES AND CONTRACT LIABILITIES WILL NOT BE CHARGEABLE WITH LIABILITIES ARISING OUT OF ANY OTHER BUSINESS THAT WASHINGTON NATIONAL MAY CONDUCT.

            WASHINGTON NATIONAL WILL CONTINUE TO BE RESPONSIBLE FOR MAINTAINING RECORDS OF THE VALUES UNDER EACH OWNER'S ACCOUNT B CONTRACT, PROVIDING PERIODIC AND TRANSACTION (AS APPROPRIATE) STATEMENTS TO ACCOUNT B CONTRACT OWNERS, AND ALL OTHER ADMINISTRATIVE FUNCTIONS IN CONNECTION WITH ACCOUNT B. AS IN THE PAST, WASHINGTON NATIONAL MAY RETAIN AN ADMINISTRATOR TO PROVIDE SUCH SERVICES, BUT WASHINGTON NATIONAL WILL REMAIN ULTIMATELY RESPONSIBLE THEREFORE.

VI.   MERGERS ONLY

25.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Washington National Insurance Company Separate Account B, (ii) he is the Senior Vice President and Chief Compliance officer of Washington National Insurance Company, which is the depositor of Washington National Insurance Company Separate Account B, and (iii) all actions by shareholders, securityholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                           /s/ Mark Johnson
                                           ----------------

                                        9

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                         WRITTEN CONSENT TO RESOLUTIONS
                          OF THE BOARD OF DIRECTORS OF
                     WASHINGTON NATIONAL INSURANCE COMPANY

      The undersigned, being all of the members of the Board of Directors of Washington National Insurance Company (the "Company"), hereby unanimously consent to the adoption of the following resolutions without a meeting of the Board of Directors:

            RESOLVED, that the Company shall file with the United States Securities and Exchange Commission an Application for Deregistration of Certain Registered Investment Companies on Form 8-F to abandon the registration of Washington National Insurance Company Separate Account B.

            FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized and directed on behalf of the Company to execute such application and all other documents and to take such actions as they deem necessary or desirable in order to effectuate the foregoing resolution, and all such actions are hereby approved, ratified and confirmed.

      The resolutions adopted pursuant to this Written Consent shall be effective as of October 15, 2007.

/s/ Thomas D. Barta                        /s/ Edward J. Bonach
----------------------------------------   --------------------------------
Thomas D. Barta                            Edward J. Bonach

/s/ Michael J. Dubes                       /s/ John R. Kline
----------------------------------------   --------------------------------
Michael J. Dubes                           John R. Kline

----------------------------------------   --------------------------------
Christopher J. Nickele                     Scott R. Perry

----------------------------------------
John W. Wells

                         WRITTEN CONSENT TO RESOLUTIONS
                          OF THE BOARD OF DIRECTORS OF
                     WASHINGTON NATIONAL INSURANCE COMPANY

      The undersigned, being all of the members of the Board of Directors of Washington National Insurance Company (the "Company"), hereby unanimously consent to the adoption of the following resolutions without a meeting of the Board of Directors:

            RESOLVED, that the Company shall file with the United States Securities and Exchange Commission an Application for Deregistration of Certain Registered Investment Companies on Form 8-F to abandon the registration of Washington National Insurance Company Separate Account B.

            FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized and directed on behalf of the Company to execute such application and all other documents and to take such actions as they deem necessary or desirable in order to effectuate the foregoing resolution, and all such actions are hereby approved, ratified and confirmed.

      The resolutions adopted pursuant to this Written Consent shall be effective as of October 15, 2007.

                                           /s/ Edward J. Bonach
----------------------------------------   --------------------------------
Thomas D. Barta                            Edward J. Bonach

/s/ Michael J. Dubes
----------------------------------------   --------------------------------
Michael J. Dubes                           John R. Kline

/s/ Christopher J. Nickele
----------------------------------------   --------------------------------
Christopher J. Nickele                     Scott R. Perry

----------------------------------------
John W. Wells

                         WRITTEN CONSENT TO RESOLUTIONS
                          OF THE BOARD OF DIRECTORS OF
                     WASHINGTON NATIONAL INSURANCE COMPANY

      The undersigned, being all of the members of the Board of Directors of Washington National Insurance Company (the "Company"), hereby unanimously consent to the adoption of the following resolutions without a meeting of the Board of Directors:

            RESOLVED, that the Company shall file with the United States Securities and Exchange Commission an Application for Deregistration of Certain Registered Investment Companies on Form 8-F to abandon the registration of Washington National Insurance Company Separate Account B.

            FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized and directed on behalf of the Company to execute such application and all other documents and to take such actions as they deem necessary or desirable in order to effectuate the foregoing resolution, and all such actions are hereby approved, ratified and confirmed.

      The resolutions adopted pursuant to this Written Consent shall be effective as of October 15, 2007.

----------------------------------------   --------------------------------
Thomas D. Barta                            Edward J. Bonach

----------------------------------------   --------------------------------
Michael J. Dubes                           John R. Kline

                                           /s/ Scott R. Perry
----------------------------------------   --------------------------------
Christopher J. Nickele                     Scott R. Perry

----------------------------------------
John W. Wells

                        WRITTEN CONSENT TO RESOLUTIONS
                          OF THE BOARD OF DIRECTORS OF
                     WASHINGTON NATIONAL INSURANCE COMPANY

      The undersigned, being all of the members of the Board of Directors of Washington National Insurance Company (the "Company"), hereby unanimously consent to the adoption of the following resolutions without a meeting of the Board of Directors:

            RESOLVED, that the Company shall file with the United States Securities and Exchange Commission an Application for Deregistration of Certain Registered Investment Companies on Form 8-F to abandon the registration of Washington National Insurance Company Separate Account B.

            FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized and directed on behalf of the Company to execute such application and all other documents and to take such actions as they deem necessary or desirable in order to effectuate the foregoing resolution, and all such actions are hereby approved, ratified and confirmed.

      The resolutions adopted pursuant to this Written Consent shall be effective as of October 15, 2007.

----------------------------------------   --------------------------------
Thomas D. Barta                            Edward J. Bonach

----------------------------------------   --------------------------------
Michael J. Dubes                           John R. Kline

----------------------------------------   --------------------------------
Christopher J. Nickele                     Scott R. Perry

/s/ John W. Wells
----------------------------------------
John W. Wells